Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Pinnacle Systems, Inc.

Subject Company: Pinnacle Systems, Inc.

Commission File No. of Subject Company: 000-24784

FINAL TRANSCRIPT

Apr. 27. 2005 / 5:00PM, PCLE - Q3 2005 Pinnacle Systems Earnings Conference Call

Conference Call Transcript

PCLE - Q3 2005 Pinnacle Systems Earnings Conference Call

Event Date/Time: Apr. 27. 2005 / 5:00PM ET

Event Duration: 39 min

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Apr. 27. 2005 / 5:00PM, PCLE - Q3 2005 Pinnacle Systems Earnings Conference Call

CORPORATE PARTICIPANTS

Patti Hart

PCLE - Chairman and CEO

Ajay Chopra

PCLE - COO and Director

Mary Dotz

PCLE - CFO

Scott Martin

PCLE - Corporate Secretary, SVP Legal & HR

Melanie Sherk

PCLE - General Counsel

CONFERENCE CALL PARTICIPANTS

Chris Rowen

SunTrust Robinson Humphrey - Analyst

Paul Coster

J.P. Morgan - Analyst

Pria Bartsummons

Oppenheimer & Company - Analyst

Steven Frankel

Adams, Harkness & Hill - Analyst

Steve Lidberg

Pacific Crest - Analyst

Gene Munster

Piper Jaffray - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen, and welcome to the third quarter 2005 Pinnacle Systems Earnings Conference Call. [OPERATOR INSTRUCTIONS.] I would now like to turn the presentation over to your host for today’s conference, Miss Mary Dotz, Chief Financial Officer of Pinnacle Systems. Ma’am, you may proceed.

Mary Dotz - PCLE - CFO

Thank you Megan, and welcome to Pinnacle Systems’ regularly scheduled quarterly teleconference. With me on the call today is Patti Hart, our Chairman and Chief Executive Officer, Ajay Chopra, our Chief Operating Officer and Company Founder, Scott Martin, Corporate Secretary and Senior VP of Legal and HR, and Melanie Sherk, our General Counsel.

Today we will review our financial results and business highlights for the third quarter ended March 31, 2005. And then we’ll be happy to take your questions. During the course of this teleconference, we may make certain forward-looking statements. These include, but are not limited to, statements regarding Pinnacle Systems’ definitive agreement with Avid Technology, for Avid to acquire Pinnacle.

Our expectations of this transaction closing late in the second or third quarter of calendar 2005 are subject to a number of closing conditions, including shareholder and regulatory approval, and any expectations that we may have regarding a potential impact of this transaction on our business and future financial results.

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Apr. 27. 2005 / 5:00PM, PCLE - Q3 2005 Pinnacle Systems Earnings Conference Call

Actual results may differ materially and adversely from those in our forward-looking statements. Please refer to Pinnacle’s most recent SEC filings on Form 10K and 10Q, the Registration Statement on Form S4, which is to be filed by Avid Technology, and the Joint Proxy Statement Prospectus to be filed by Avid and Pinnacle, for discussions of relevant risks and uncertainties.

Pinnacle Systems undertakes no obligation to review or update any forward-looking statements for any reason. Please note that Pinnacle and Avid are working diligently to file the Form S4 Joint Proxy Prospectus with the Securities and Exchange Commission. This will provide detailed information about the merger. And we expect that it will be filed in the near future.

With respect to any questions you may have on the proposed merger between Pinnacle and Avid, we direct your attention to the Form S4. As a further reminder, during this call, we will be discussing both GAAP and non-GAAP results. And we’d like to point out that our press release, which will be posted to our website, contains the reconciliation between GAAP and non-GAAP results for the Company.

Now I’d like to introduce Patti Hart, who will comment on the current state of the business, including third quarter highlights, and the proposed transaction with Avid Technologies. Patti?

Patti Hart - PCLE - Chairman and CEO

Thanks Mary. And thanks to everyone on the call for joining us today. Pinnacle Systems had an eventful third quarter, highlighted by continued organizational initiatives to streamline our operations, rationalize our product lines, improve our expense structure, and strengthen our balance sheet.

A definitive agreement with Avid Technology for the acquisition of Pinnacle in a cash and stock transaction, and a steady stream of new product launches for the consumer and broadcast segment, leading up to the 2005 National Association of Broadcaster’s Conference in Las Vegas last week.

In January, we completed the sale of Steinberg Media Technologies to Yamaha Corporation, and divested an audio software business that was peripheral to our core digital video business. In February, we sold the assets of Team Sports, a sports media management business, that was also outside of our core strategy, to XOS Technologies.

These transactions added approximately $40 million in cash to our balance sheet, improved our operating efficiencies, and sharpened our strategic focus on the consumer and broadcast digital video solution.

In addition to these latest divestitures, our restructuring actions over the last year have yielded steady reductions in our quarterly operating expenses. Third quarter expenses for the engineering and product development, sales, marketing and service, and general and administrative functions, decreased by 12% year over year. Our cash balance increased by 54% from June 30, 2004, and our accounts receivable dropped by 19%, and inventories declined by 39%. Mary will detail the numbers behind these comparisons in her financial summary later in the call.

In March, 10 days before the end of the third quarter, we announced our definitive agreement with Avid. To reiterate the terms of the deal, the proposed transaction consists of approximately 6.2 million newly issued shares of Avid common stock, and $71.3 million in cash. Our joint announcement with Avid initially caused uncertainty in our distribution channels, principally in Europe, regarding the potential impact of the transaction.

This uncertainty slowed orders from these channels toward the end of the quarter and, in conjunction with the effect of the Team Sports sale, led us to revise our top line outlook for the third quarter. The Avid transaction is currently expected to close at the end of the second quarter, or in the third quarter of calendar 2005. Both Pinacle and Avid are working diligently to file the Form S4 Joint Proxy Prospectus, and expect it to be filed shortly.

The parties have filed Hart-Scott-Rudino notifications regarding the proposed merger, and the applicable waiting period is scheduled to expire on May 16, 2005. Filings will be made in the near future with the pertinent anti-trust authorities in Europe.

We believe the strategic and operational synergies between the two companies are compelling. Pinnacle’s award winning professional products, including our MediaStream playout server, and Deko On-Air graphics systems, will enable Avid to enhance its end to end broadcast production solutions for a customer base of some 200 studios. Given our market penetration and sales teams in Europe and Asia, Avid will also be able to rapidly expand its global reach.

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Apr. 27. 2005 / 5:00PM, PCLE - Q3 2005 Pinnacle Systems Earnings Conference Call

On the consumer side, Pinnacle will compliment Avid’s consumer audio business, which it acquired with M-Audio last year, and provide Avid with a consumer video business that has shipped more than 10 million units to date.

We believe that the integration of Pinnacle’s technology and products will enable Avid to strengthen and diversify its video business, and accelerated time frame. Together, we will be able to provide a comprehensive line of consumer and broadcast solutions to our combined customers worldwide.

Avid has a lengthy history of technological innovation in digital media creation, management, and distribution. Pinnacle has consistently delivered award winning consumer products, such as Pinnacle Studio and Pinnacle Liquid Edition, in addition to the acclaimed broadcast products that I mentioned earlier. We are convinced that this transaction will offer the combined company new opportunities for continued growth on a global scale, and thereby create significant value for our shareholders.

I’d like to round out my comments today with a quick run-through of the new Pinnacle products launched in the third quarter. For the consumer segment, we rolled out ShowCenter 200, our latest digital adapter for streaming media files from the PC to the TV or home entertainment system. This product includes support for high-definition photo and video for HDTV. We also enhanced the functionality of our award winning Pinnacle Studio 9 home video editing software.

For the professional segment, we launched the Pinnacle Deko 1000 HD real time graphics creation and playback solution for live to air applications, and Version 6.1 of our Pinnacle Liquid Edition, SD HD Broadcast Video Editing Systems.

At NAB2005 last week in Las Vegas, we introduced Thunder HD, the new high definition model in our line of broadcast video production servers, Pinnacle DekoCast, automated edge graphic systems, the Pinnacle Deko 1000/Hybrid and 3000/Hybrid real time graphics systems, and new versions of both Deko core software, and DekoMOS newsroom software.

All of these solutions integrate broadcast graphics, editing, and content delivery of products that enable broadcasters to develop and showcase their brands across multiple programming and promotional platforms. As you can see from this lineup, we have maintained our new product development momentum, and are bringing a robust pipeline of consumer and broadcast video solutions to our partnerships with Avid Technologies.

We are also bringing an organization that is decidedly more fit, agile, and focused on its core competencies than it was a year ago. Now I’d like to turn the call over to Mary, for her review of our third quarter financial results. Mary?

Mary Dotz - PCLE - CFO

Thanks Patti. During the quarter, as Patti mentioned, we completed the sale of two non-core business units — Steinberg and Team Sports. We’ve reported third quarter operating results for these business units as discontinued operations. My comments will focus on our financial results, excluding those business units, and will include both GAAP and non-GAAP data.

Net sales for the third quarter were $65.2 million, compared with $82.1 million for the third quarter of fiscal 2004, and with $84.1 million for the second quarter of fiscal 2005. Sales of consumer products accounted for 72% of net sales, with broadcast products contributing the remaining 28%. This compared with 67% and 33%, respectively, for the same quarter a year ago, and with 73% and 27%, respectively, for the second quarter.

Sales in Europe accounted for 50% of net sales, with the Americas and Japan contributing 41%, and Asia accounting for 9%. This compared with 49%, 43%, and 8%, respectively, for the year earlier quarter, and was 56%, 32%, and 12%, respectively, for the previous quarter.

This quarter gross margin was about 45%, fairly consistent with the 46% both year over year and sequential numbers. Operating expenses under GAAP totaled $36 million, including the net effect of about $848,000, the amortization of intangibles, $2.8 million for transaction related costs, and $175,000 for the net reversal of accrued liabilities related to our restructuring activities.

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Apr. 27. 2005 / 5:00PM, PCLE - Q3 2005 Pinnacle Systems Earnings Conference Call

This compared year over year with operating expenses of $38.3 million, including the effect of $1.2 million in various charges, and sequentially with $36.5 million, including the net effect of $5.5 million in charges, and a $3.1 million reversal of an accrued liability related to a legal settlement.

Breaking down operating expenses further underscored the important point that Patti made about the impact of our restructuring actions, on productivity and efficiency improvements in Pinnacle’s operations. In the aggregate, engineering and product development, sales, marketing and service, and general and administrative expenses, were $32.6 million for the third quarter. This compares with $37.2 million for the same quarter a year ago, and with $34.2 million for the prior quarter.

Head count was down to about 630 at the end of the third quarter, compared to over 840 at the same time last year. Net loss under GAAP for the third quarter was $615,000, or about $0.01 per share. This compared with a net loss under GAAP of $292,000, or about break-even on a per share basis a year ago. Also compares with a net loss under GAAP of about $6.9 million, or $0.10 per share for our prior quarter.

In addition to the operating expense items that I called out a moment ago, third quarter net income under GAAP included income from discontinued operations, net of taxes, of about $6.5 million, and income tax expense of $942,000. Excluding the net effect of these items, and the expenses noted earlier, the non-GAAP loss for the third quarter was $3.7 million or $0.05 per share.

This compared year over year with non-GAAP net income of $198,000 or approximately break-even, and sequentially with non-GAAP net income of $3.8 million or $0.05 per share. On our balance sheet, at March 31, 2005, we had cash, cash equivalents, and marketable securities totaling $133.4 million. This was up from the $92.1 million we reported in December 31, 2004 quarter end.

The dramatic increase in our cash balance reflected the net proceeds from the sale of Steinberg and Team Sports, as well as reductions in accounts receivable and inventories. Accounts receivable declined by nearly $10 million from December 31, to $30.9 million at March 31. And day sales outstanding were flat at about 43 days. Inventory declined by nearly $8 million to $27.9 million during the quarter. We ended the quarter with working capital of about $133 million. Because of the proposed acquisition of Pinnacle Systems by Avid Technology, and its impact on our sales, we are not providing a specific outlook for our fourth fiscal quarter ending June 30, 2005. However, based on the information currently available, fourth quarter sales are anticipated to be below our sales for the third fiscal quarter ended March 31, 2005. We look forward to the completion of the transaction in the expected time frame, and to the subsequent integration of our operations, technologies, products, and customers, with those of Avid.

The proposed acquisition of Pinnacle Systems by Avid Technology is subject to a number of closing conditions, including shareholder and regulatory approvals, and is expected to close late in the second quarter, or in the third quarter of calendar 2005. That’s the end of our prepared remarks. And now we’d like to turn it over to you for some questions. Operator?

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS.] Chris Rowen with Robinson Humphrey.

Chris Rowen - SunTrust Robinson Humphrey - Analyst

Hi. I was just calling, or asking about the guidance that you gave that you’d be sequentially down. I was just wondering how that squares with attributing the shortfall last quarter to a draw down in inventories in Europe.

Patti Hart - PCLE - Chairman and CEO

Yeah. I mean we’re at the point where I think, with the current environment, pending a merger, we don’t have the same kind of visibility. I think that we expect our shipment to inventory part of our business, to continue to be stressed during this period in time, where people have inventory on hand, that our consumer business in Europe is highly dependent upon that business model, for its success. So you can assume that that is the part of the business that will continue to be challenged through this transition period.

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Apr. 27. 2005 / 5:00PM, PCLE - Q3 2005 Pinnacle Systems Earnings Conference Call

Chris Rowen - SunTrust Robinson Humphrey - Analyst

Okay. Thanks.

Operator

Paul Coster with J.P. Morgan.

Paul Coster - J.P. Morgan - Analyst

Patti, can you provide us just a little bit of color on the nature of the disruption to the European channel?

Patti Hart - PCLE - Chairman and CEO

I think we’ve provided most of the color Paul. I think that, again, our European business for the consumer part of our business is highly dependent upon shipments to inventory, that sit in inventory prior to making their way out to the retail stores, or the dealers. And, to the extent distributors have inventory on hand, they’re a bit reticent without some additional education around the merger, if you take on additional inventory, because it’s use of cash from their perspective.

So I think there’s three things they’re looking for. I think they’re looking for confirmation about product roadmaps, confirmation that they as a distributor will remain as a distributor in the merged environment, and that their terms as a distributor will be somewhat similar to what they have been historically. And so I think they’ll continue to draw down inventory until there is a bit more clarification about that. We’re working very hard with the folks at Avid. They’ve been incredibly cooperative, as we try to give some assurance. But I think there are limits to what we can do at this stage.

Paul Coster - J.P. Morgan - Analyst

Second thing was M-Audio and Studio. You sort of mentioned them in a potential synergy there. What is the nature of the synergy? I think M-Audio is in a slightly different channel from Studio, isn’t it?

Patti Hart - PCLE - Chairman and CEO

Yeah. I think as far as identifying synergy, I would refer you to Avid, I think, to really understand that more. But I think the combination of the reaching the consumer user, from both an audio and video perspective, I think is obviously synergistic at the user level. And there are some synergies in the distribution. But I think Avid is probably better prepared, since they understand their M-Audio business model better.

Paul Coster - J.P. Morgan - Analyst

Thank you very much.

Operator

Sasa Zorovic with Oppenheimer & Company.

Pria Bartsummons - Oppenheimer & Company - Analyst

Hi. This is actually [Pria Bartsummons] for Sasa Zorovic. I was just wondering, could you talk about what percentage of your revenues were the TV products, the PC TV products, consumer products?

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Apr. 27. 2005 / 5:00PM, PCLE - Q3 2005 Pinnacle Systems Earnings Conference Call

Mary Dotz - PCLE - CFO

Actually, typically we don’t give our financial results in that level of detail.

Patti Hart - PCLE - Chairman and CEO

Yeah. I think the PC TV products, [Pria], I think as we’ve discussed before, are primarily focused from the distribution perspective on Europe, with a bit in Asia as well, but primarily in Europe, and have been historically, and I think will continue to be.

Pria Bartsummons - Oppenheimer & Company - Analyst

Okay. I think this last quarter was like 40%. I am just wondering, were there any major changes to that number?

Patti Hart - PCLE - Chairman and CEO

Yeah. I am not sure where the 40% came from last quarter. But that’s typically not, at that level, not information we provide. But assume that it is a significant part of our European business.

Pria Bartsummons - Oppenheimer & Company - Analyst

Okay. And also, on the European sales, I just wanted to check that I got the numbers right. Was it 50% this quarter, and 56% last quarter?

Mary Dotz - PCLE - CFO

Yeah. That’s right. European sales for this quarter were about 50%. And the prior quarter was about 56%.

Pria Bartsummons - Oppenheimer & Company - Analyst

Great. And could you also talk about linearity in the quarter?

Mary Dotz - PCLE - CFO

Sure. I mean linearity this quarter, excluding the impact of the transaction that we had discussed earlier, was very similar.

Pria Bartsummons - Oppenheimer & Company - Analyst

Okay. Great. Thank you.

Operator

Steven Frankel, Adams, Harkness & Hill.

Steven Frankel - Adams, Harkness & Hill - Analyst

Patti, I wonder if we might shift the discussion to the broadcast side. When I look at that revenue number, it looks lighter than we’ve seen in quite some time. Yet all your commentary has been about shortfalls on the European consumer side. So what’s going on in broadcast, and what’s the feedback from customers at NAB?

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Apr. 27. 2005 / 5:00PM, PCLE - Q3 2005 Pinnacle Systems Earnings Conference Call

Patti Hart - PCLE - Chairman and CEO

Yeah. I think we had, generally, I would say, good feedback at NAB. I’ll ask Ajay to comment on that in a second. But I want to make sure that what we said was that where we’re stressed in the business is our shipping inventory at distributors. That’s not limited to consumer, and not limited to Europe, though it does impact Europe more and consumer more. It’s not limited to that.

Our Liquid Edition product ships through the distribution channels around the world. And that is also an area of potential overlap that our distributors see. So there is some stressing, I think, in the Liquid product line as well. So what we tried to call out is where the primary impact is. But it’s not contained only in that area.

Steven Frankel - Adams, Harkness & Hill - Analyst

Okay. And Liquid Edition appears in which bucket? The broadcast bucket, or the business/consumer bucket?

Patti Hart - PCLE - Chairman and CEO

Yeah. It’s actually in both. I mean that’s our straddle product, that straddles both sides of the aisle. But I think you’ll find oftentimes you have common distributors that distribute Liquid Edition. Many of our Liquid Edition distributors also distribute our low-end consumer products. Other of our distributors distribute our higher end broadcast product. So it is definitely the kind of grey area that overlaps both product lines.

Steven Frankel - Adams, Harkness & Hill - Analyst

Okay. So let’s shift a little more towards the server and graphics business. And last quarter you gave us some good commentary on growth rate in those product lines. I wonder if you might give us a little more detail on what’s happening with those products.

Ajay Chopra - PCLE - COO and Director

Yeah. Hi. This is Ajay, Steven. A couple of things. The first thing, I want to just add to Patti’s comments. Going into NAB, as you know, typically the first calendar quarter usually has a little slowdown, because people are expecting new introductions. We did have a lot of new introductions at the show. I think Patti enumerated most of them. We had about four new offerings in our Live-to-Air Graphics line and also some new capabilities on media stream servers, combined with Liquid.

So I think there was — the word about that had already gone out, because we had (indiscernible) before the show, and then leading into the show. So I think that certainly had some impact on the Q3. We had a really great showing at NAB, both from the server product line, as well as our on-air graphic product line, the Deko product family.

The big emphasis was the high definition rollout. And we did that for not just our Deko line, but also our Thunder production server, which I think is going to be a great product for us, as well as our DekoCast graphics automation product family. So those were the big highlights of the show. We also showed a combination of Liquid and MediaStream high definition working seamlessly for the first time (indiscernible). And that was very well received.

Steven Frankel - Adams, Harkness & Hill - Analyst

And when will these HD graphics products be available?

Ajay Chopra - PCLE - COO and Director

So we are shipping HD graphics, Deko 1000/Hybrid and Deko 3000/Hybrid this quarter.

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Apr. 27. 2005 / 5:00PM, PCLE - Q3 2005 Pinnacle Systems Earnings Conference Call

Steven Frankel - Adams, Harkness & Hill - Analyst

And did the server business slow down as well, because of NAB? Or do you have some kind of backlog there?

Ajay Chopra - PCLE - COO and Director

I think there was a general slow down in overall business during March quarter because of NAB. But I believe we went out with a decent backlog during the quarter. I don’t have the exact numbers in front of me. We did have a decent backlog at the end of Q3.

Steven Frankel - Adams, Harkness & Hill - Analyst

Given you knew the business was going to slow down in the March quarter, did that business perform close to plan before the merger was announced?

Mary Dotz - PCLE - CFO

Yeah.

Ajay Chopra - PCLE - COO and Director

Yeah. It did. And we did have some customer issues at the very end of the quarter, after the merger was announced, as Patti was mentioning. Some of the customers were just not comfortable getting delivery. So they (indiscernible) at NAB and also got some comfort level regarding the merger. And I personally spent a lot of time with customers during the NAB show, talking to them about the merger, and what that could mean for the joint company and for the customers going forward. I think — we are hoping that, as we proceed through this quarter, more of that will become a comforting issue for our customers.

Steven Frankel - Adams, Harkness & Hill - Analyst

Okay. Thank you.

Operator

Steve Lidberg with Pacific Crest.

Steve Lidberg - Pacific Crest - Analyst

Good afternoon guys. What are, in terms of head count, what would you look to exit June at?

Patti Hart - PCLE - Chairman and CEO

Well, we’ll probably exit about where we are, less some of the exits that we’re having as a result of the uncertainty around the merger, is kind of the way I would describe it. We’re not taking specific action to do anything in the quarter.

So I think the one thing that we didn’t mention in the script, I think, is that we had some activities that were planned, that are a bit on pause, not because they’re not the right thing to do, but as part of the integration planning that we’re doing with Avid, we’re doing some rethinking on things.

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Apr. 27. 2005 / 5:00PM, PCLE - Q3 2005 Pinnacle Systems Earnings Conference Call

We are continuing forward with the completion of the outsourcing of a lot of the manufacturing around the broadcast products. That will continue through the quarter. But some of the other consolidations will not. So we’ll probably exit around the same number that we have today, less some of the defections that we may experience during this time.

Steve Lidberg - Pacific Crest - Analyst

So in terms of overall operating expense, would be probably flat to slightly down as you think about the sequential change?

Patti Hart - PCLE - Chairman and CEO

Yeah. I think it’s going to be real close to flat, if I had to guess, less anything that’s transaction related. We are entering into our SOX 404 process, which has a bit of beefing up of expenses, that will offset some of the declines.

Steve Lidberg - Pacific Crest - Analyst

Okay. And can you talk about gross margins on both the broadcast, and I guess the business and consumer during the March quarter?

Mary Dotz - PCLE - CFO

Yes. Let me jump in there a little bit. Typically, our gross margins in the product (slip) (ph) looks like in the mid to high 40 range in our consumer business, and in the high 30s to mid 40s, say, on the broadcast side. And exiting this quarter in March, it looks pretty consistent with prior quarters. So that’s why overall our gross margins were pretty flat.

Patti Hart - PCLE - Chairman and CEO

Yeah. I think that’s a great opportunity for an important point, because I think, as I read all of the comments you all make about the merger, I’ve been underscoring the fact that our consumer business is and has been a very healthy business. I think it’s been healthy at the top line from a growth perspective. I think it’s — I don’t think. I know that it’s been healthy from a margin perspective. We’ve been very efficient in our management of the distribution channels there.

So the consumer business, as Mary indicates, delivers to us higher gross margin numbers than our broadcast business does, and lower expenses from a sales and marketing and engineering perspective. So the consumer business has, will, and in the future I think contributing in the combined company, will contribute nicely at the operating level and the cash generation level.

Steve Lidberg - Pacific Crest - Analyst

And Mary, just to clarify, I mean gross margin on the broadcast side, you’d typically been running kind of the mid to high 50s. Did I hear you right, saying 40%?

Mary Dotz - PCLE - CFO

Well, it’s in the 40s.

Steve Lidberg - Pacific Crest - Analyst

Okay.

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FINAL TRANSCRIPT

Apr. 27. 2005 / 5:00PM, PCLE - Q3 2005 Pinnacle Systems Earnings Conference Call

Patti Hart - PCLE - Chairman and CEO

Yeah, again, you have to understand. We have to — yeah, I think we have to make — I think it’s a transition to be made. So if you look historically at the business, a couple of things are different in what you’re looking at today. Number one, we re-classed service that used to be carried as an operating expense. We re-classed it last summer to above the line, and carrying it now as cost of sales, which is the appropriate way. So that’s the first thing.

Secondly, we have extracted our sports business, which carried a little bit higher margin, higher expenses, but higher margins. So these numbers that Mary is reviewing with you is excluding sports. So you see, you’ll see the impact of both of those.

Steve Lidberg - Pacific Crest - Analyst

So if we looked at the March quarter of last year, what were the broadcast margins?

Patti Hart - PCLE - Chairman and CEO

Hang on just a second. The March quarter last year.

Mary Dotz - PCLE - CFO

Yeah. March quarter last year, again, was in the high 40s.

Ajay Chopra - PCLE - COO and Director

Yeah. Consistently.

Mary Dotz - PCLE - CFO

Consistent.

Steve Lidberg - Pacific Crest - Analyst

Okay. And I guess lastly, in terms of the inventory carried in Europe, how many weeks have you typically been running, I guess, as we should be thinking about the consumer business, as well as the Liquid line of products?

Mary Dotz - PCLE - CFO

Yeah. Typically, I understand, I don’t think we’ve disclosed the specific number of links in the channel. But suffice it to say that, based on the comments Patti made earlier, that folks that are carrying inventory in the channels are really going to look at it and evaluate it, pending the transaction.

Patti Hart - PCLE - Chairman and CEO

And one of the reasons we don’t is that I think the inventory in the channels is moved fairly significantly quarter to quarter, because it steps up going into the holiday quarter, and then it kind of falls off. And it kind of moves around. So suffice it to say that the number of weeks in inventory are and will continue to decline between now and the completion of the merger, as people draw down their inventory, as opposed to replacing it.

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FINAL TRANSCRIPT

Apr. 27. 2005 / 5:00PM, PCLE - Q3 2005 Pinnacle Systems Earnings Conference Call

Steve Lidberg - Pacific Crest - Analyst

And lastly, it’s been a year since you’ve upgraded the Studio or released a full version. Any plans to provide the new versions in the next couple quarters?

Ajay Chopra - PCLE - COO and Director

We have talked about that in prior calls. We intend to launch Studio 10 in August/ September time frame, which is the right time frame for that kind of a product to be launched, just going into the Christmas season. So that plan is in full force. And we are confident we will be launching at that time frame.

Steve Lidberg - Pacific Crest - Analyst

Perfect. Thank you.

Operator

[OPERATOR INSTRUCTIONS.] Gene Munster, Piper Jaffray.

Gene Munster - Piper Jaffray - Analyst

Good afternoon everyone. Just in terms of, I guess, the consumer business, I know you talked about different elements. How about just a recap over maybe the last six months in terms of some of the pricing dynamics in the market, and maybe competitively with the Adobe, kind of with your premier elements product, and if that has impacted your business. And lastly is what kind of just generic growth rate do you have on this business going forward? I know you can’t give any specific guidance. But kind of from a high level.

Ajay Chopra - PCLE - COO and Director

Great. Hi. This is Ajay. (Indiscernible), as you know, Adobe announced their product offering in the Fall of last year. Their product was only a software product, first, you should know. And, as you know, more than 50% of the business, give or take, is hardware/ software combinations. So we have tracked the (indiscernible) information. If you look at the (indiscernible) for the European major markets, so France and Germany and U.K. and so forth. And (NPD) (ph) tracks is for America.

And if you look at that data, you had very little impact on our market (division) (ph) and market share. In fact, on the software side, which is primarily where Adobe has entered, is our market share has actually grown. Now one thing that they have done is a bundled product. Adobe PhotoShop®) Elements with Adobe Premier Elements. If you look at the sell-out data, we have seen, in that bundled product category, they are having more success.

So we believe that they are actually attacking a slightly different segment of users. These are users that are actually buying primarily the PhotoShop® product, but doing some image enhancement. And they’re getting the Premier Elements as an adjunct to that, and then (indiscernible). So it’s not directly attacking the segment that we are focusing on. It’s primarily the video (indiscernible) at this point.

So I am actually quite happy about the outcome. And it looks like that we’re, in areas where they have gotten into the video editing segment, they have taken market share aware primarily from our competitors, rather than us.

Steve Lidberg - Pacific Crest - Analyst

Okay. But if you look at the year over year growth within consumer, it’s kind of been historically between the 9% or the 5% and 15% kind of range. And then I would say in December it’s pulled off. And March — do you think of this as kind of a one time blip, or a two time blip? Or is this a bigger trend in terms of the overall growth in consumer?

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FINAL TRANSCRIPT

Apr. 27. 2005 / 5:00PM, PCLE - Q3 2005 Pinnacle Systems Earnings Conference Call

Patti Hart - PCLE - Chairman and CEO

Yeah. I think that, again, if you exclude the impact of the inventory carries and so forth that Patti was talking about, if you just look at the sellout data, we feel pretty comfortable that the market segments are growing in that 10% to 15% type of range, depending on which geographies you’re looking at, whether it’s hardware or software. That’s about the range that we are seeing.

Steve Lidberg - Pacific Crest - Analyst

Great. Thank you.

Operator

[OPERATOR INSTRUCTIONS.] And we have a follow-up coming from the line of Paul Coster with J.P. Morgan.

Paul Coster - J.P. Morgan - Analyst

Actually, my questions have been answered. Thank you.

Operator

You have a follow-up from Chris Rowen of Robinson Humphrey.

Chris Rowen - SunTrust Robinson Humphrey - Analyst

Hi. Thanks. Following up on Gene’s question, when you look at the segment growing 10-15%, is that the segment when you include the combo photo editing/video editing? Or is it just the video editing segment? I guess what I am driving at is just the combo segment starting to eat in and stop the standalone segment from growing.

Ajay Chopra - PCLE - COO and Director

No. I don’t believe it’s eating it. The photo editing segment has been in existence for a long time, as you know. And Adobe Photoshop® sort of dominates that. It’s a slightly different set of users. We’re in the process of profiling them better. With our Studio Media suite product, which we launched just before Adobe announced their product, we actually entered that segment as well.

We OEM a product from another company, and started a Photoshop® like product, that allows you to do photo editing. And we bind that within a variety of other applications, (indiscernible). So we did enter that segment. We think that the photo editing segment and the video editing segments are quite distinct. And I was referring to the video editing segment when I was talking about growth.

Chris Rowen - SunTrust Robinson Humphrey - Analyst

Okay. Thanks. That’s helpful.

Operator

There are no further questions. I’d like to turn the call over for closing remarks.

Mary Dotz - PCLE - CFO

Thank you. I’d also like to thank everyone for joining us on the call today, and being with us.

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FINAL TRANSCRIPT

Apr. 27. 2005 / 5:00PM, PCLE - Q3 2005 Pinnacle Systems Earnings Conference Call

Patti Hart - PCLE - Chairman and CEO

Yeah. And thanks for your questions. We look forward to talking to you in the future.

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

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